Filed by Vitru Limited

Pursuant to Rule 425 of the U.S. Securities Act of 1933, as amended

Subject Company: Vitru Limited

Commission File Number: 001-39519

TABLE OF CONTENTS

ITEM
1.	Material Fact of Vitru Brasil Empreendimentos, Participações e Comércio S.A.
2.	Press release by Vitru Limited.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

The final terms of the proposed transaction, including any potential issuance of common shares and/or American depositary shares, including the specific terms, remain subject to change and will be determined at the time of such transaction. This communication is being made in respect of the proposed corporate restructuring of Vitru Limited (“Vitru”) and Vitru Brasil Empreendimentos, Participações e Comércio S.A., a Brazilian corporation (sociedade anônima) (“Vitru Brazil”). In connection with the proposed transaction, Vitru Brazil will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus of Vitru Brazil for its shares to be issued pursuant to the proposed transaction. Vitru Brazil also plans to file other documents with the SEC and the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) regarding the proposed transaction. This communication is not a substitute for any registration statement, prospectus or other documents that Vitru Brazil may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 as well as other filings containing information about Vitru Brazil and the proposed transaction will be available without charge at the SEC’s Internet site (www.sec.gov).

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s and Vitru Brazil’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s and Vitru Brazil’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this communication. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Neither Vitru nor Vitru Brazil undertakes any obligation to update publicly or to revise any forward-looking statements after we distribute this communication because of new information, future events, or other factors.

Item 1

VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A.
CNPJ nº 20.512.706/0001-40
NIRE 42.300.047.520

CVM Registered - No. 02705-7

MATERIAL FACT

VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A. (the "Company"), in compliance with the provisions of Brazilian Law No. 6,404, of December 15, 1976, as amended, and with the regulation of the Brazilian Securities and Exchange Commission ("CVM"), particularly with the provisions of the CVM Resolution No. 44, of August 23, 2021, as amended, and in addition to the Material Fact disclosed by the Company on September 5, 2023 (“September Material Fact”), hereby informs the market that, on December 4, 2023, CVM approved the conversion of the Company’s registration from category "B" to category "A" pursuant to CVM Resolution No. 80, of March 29, 2022, as amended (“Conversion”).

Pursuant to the September Material Fact, the Conversion is a step in the corporate restructuring of the Company and its direct controlling company, Vitru Limited (Nasdaq: VTRU) (“Vitru Limited”), that, if approved by their respective shareholders, will result in the merger of Vitru Limited into the Company, which would be the surviving entity and would become the new holding company for the Vitru group.

Pursuant to the applicable regulation, the Company reaffirms its commitment to keep the market in general informed about any relevant developments related to the matters above.

Florianópolis, December 5, 2023.

Carlos Henrique Boquimpani de Freitas

Chief Financial and Investor Relations Officer

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

The final terms of the proposed transaction, including any potential issuance of common shares and/or American depositary shares, including the specific terms, remain subject to change and will be determined at the time of such transaction. This communication is being made in respect of the proposed corporate restructuring of Vitru Limited and the Company. In connection with the proposed transaction, the Company will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus of the Company for its shares to be issued pursuant to the proposed transaction. The Company also plans to file other documents with the SEC and the CVM regarding the proposed transaction. This communication is not a substitute for any registration statement, prospectus or other documents that the Company may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 as well as other filings containing information about the Company and the proposed transaction will be available without charge at the SEC’s Internet site (www.sec.gov).

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru Limited’s and the Company’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru Limited’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru Limited’s and the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this communication. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Neither Vitru Limited nor the Company undertakes any obligation to update publicly or to revise any forward-looking statements after we distribute this communication because of new information, future events, or other factors.

Item 2

Vitru Announces Approval of CVM Registration of Vitru Brazil

Florianópolis, Brazil, December 5, 2023 – Vitru Limited (Nasdaq: VTRU) (“Vitru”) today announced that on December 4, 2023, the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) approved the conversion of the registration of its wholly-owned subsidiary, Vitru Brasil Empreendimentos, Participações e Comércio S.A., a Brazilian corporation (sociedade anônima) (“Vitru Brazil”) with the CVM from category “B” to “A” pursuant to CVM Resolution No. 80, of March 29, 2022, as amended.

The conversion of Vitru Brazil’s registration with the CVM to category “A” is a step in the corporate restructuring of Vitru which, if approved by the respective shareholders of Vitru and Vitru Brazil, will result in the merger of Vitru with into Vitru Brazil, which would be the surviving entity and would become the new holding company for the Vitru group.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

The final terms of the proposed transaction, including any potential issuance of common shares and/or American depositary shares, including the specific terms, remain subject to change and will be determined at the time of such transaction. This communication is being made in respect of the proposed corporate restructuring of Vitru and Vitru Brazil. In connection with the proposed transaction, Vitru Brazil will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus of Vitru Brazil for its shares to be issued pursuant to the proposed transaction. Vitru Brazil also plans to file other documents with the SEC and the CVM regarding the proposed transaction. This communication is not a substitute for any registration statement, prospectus or other documents that Vitru Brazil may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 as well as other filings containing information about Vitru Brazil and the proposed transaction will be available without charge at the SEC’s Internet site (www.sec.gov).

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s and Vitru Brazil’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s and Vitru Brazil’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this communication. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Neither Vitru nor Vitru Brazil undertakes any obligation to update publicly or to revise any forward-looking statements after we distribute this communication because of new information, future events, or other factors.

Contact:

Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/